Helix Acquisition Corp. II 200 Clarendon Street, 52nd Floor Boston, MA 02116	TheRas, Inc. 256 E. Grand Avenue, Suite 104 South San Francisco, CA 94080

July 9, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street NE
Washington, D.C. 20549

Re:	Acceleration Request for Helix Acquisition Corp. II and TheRas, Inc.
Registration Statement on Form S-4
File No. 333-288222

Requested Date:	July 10, 2025
Requested Time:	4:15 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helix Acquisition Corp. II and TheRas, Inc. together hereby request that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective at 4:15 p.m., Eastern Time, on July 10, 2025, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: joel.rubinstein@whitecase.com or telephone: (212) 819-7642) of White & Case LLP or Maggie L. Wong (email: mwong@goodwinlaw.com or telephone: (415) 733-6071) of Goodwin Procter LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

Very truly yours,

TheRas, Inc.		Helix Acquisition Corp. II

By:	/s/ Eli Wallace	By:	/s/ Bihua Chen
Name:	Eli Wallace	Name:	Bihua Chen
Title:	Chief Executive Officer	Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP
Maggie L. Wong., Goodwin Procter LLP